Exhibit 99.1

Announcement Friday, 24 April 2026	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

APPENDIX 3Z (FINAL DIRECTOR’S INTEREST NOTICE)

In accordance with the Listing Rules, please see attached announcement relating to the above, for release to the market.

INVESTORS Vanessa Martin M: +61 477 397 961 E: investor@woodside.com	MEDIA Christine Abbott M: +61 484 112 469 E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Energy Group Ltd
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ian Elgin Macfarlane
Date of last notice	4 March 2026
Date that director ceased to be director	23 April 2026

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities 1,250 directly held ordinary fully paid shares

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest

Note: Provide details of the circumstances giving rise to the relevant interest

•

CPU Share Plans Pty Ltd as trustee of the Non-Executive Directors’ Share Plan; and

•

K Macfarlane

Number & class of securities • 12,946 ordinary shares held by CPU Share Plans Pty Ltd as trustee of the Non-Executive Directors’ Share Plan; and • 1,250 ordinary shares held by K Macfarlane

Part 3 – Director’s interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/03/2002